                              EXHIBIT "F"


                                      FOR:   Biovail Corporation International

                              APPROVED BY:   Eugene Melnyk
                                             Chairman of the Board
                                             Bob Podruzny
                                             President
                                             (416) 285-6000
FOR IMMEDIATE RELEASE:

BIOVAIL REPORTS RECORD 1997 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

TORONTO, Canada, February 25, 1998 - Biovail Corporation International (NYSE, TSE:BVF) today reported record fourth quarter and year end financial results for the period ended December 31, 1997.

     Revenue for the fourth quarter of 1997 increased 89% to $26.3 million compared with $13.9 million reported for the fourth quarter of 1996. Net income for the fourth quarter of 1997 was $13.2 million, or $0.52 per share, compared with net income of $6.5 million, or $0.26 per share in the comparable period of 1996.

     Revenues for the year end ended December 31, 1997 increased 24% to $82.4 million compared with $66.4 million in 1996. Net income increased 52% for the year ended December 31, 1997 to $35.2 million, or $1.38 per share, compared with net income of $23.2 million, or $0.92 per share, in 1996.

     Eugene Melnyk, Chairman of the Board, commented, "The past year was marked by several major achievements for Biovail that contribute significantly to the Company's revenue growth and positions Biovail as an industry leader in the development and commercialization of controlled release drug products for the global marketplace."

     "We have had a very exciting and rewarding year in which record profits were earned, additional international licensing agreements for Tiazac(R) were finalized; regulatory approval for the sale of Tiazac(R) in Canada was received; scientific milestones were achieved with the ANDA filing of major products with the FDA, including Cardizem CD, Verelan and recently Adalat CC and Procardia XL; and the licensing of certain of the Company's ANDA pipeline in Canada. In October we were very successful in raising approximately $75 million through Intelligent Polymers Limited to fund NDA product development. This tremendous year was capped off in December with a major marketing alliance between Biovail and Teva Pharmaceutical Industries Ltd. for the U.S. distribution of Biovail's controlled release generic products."

                               -- More --


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    Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

                   BIOVAIL CORPORATION INTERNATIONAL
                      CONSOLIDATED BALANCE SHEETS
    (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)


                                           DEC 31,                DEC 31,
                                            1997                   1996
                                          --------               --------
              ASSETS
Current
  Cash and short-term deposits             $ 8,275                $ 4,526
  Accounts receivable                       33,114                 10,364
  Inventories                               16,609                  8,134
  Executive loans (Note 3)                   2,933                  2,512
  Deposits and prepaids                      2,053                  1,063
                                           -------                -------
                                            62,984                 26,599
Fixed Assets, net                           24,172                 24,819
Other Assets, net                            6,583                  7,188
                                           -------                -------
                                           $93,739                $58,606
                                           =======                =======
            LIABILITIES
Current
  Bank Indebtedness (Note 5)               $    --                $    --
  Accounts payable                           4,579                  5,468
  Accrued liabilities                        6,002                  1,738
  Income taxes payable                       1,013                    808
  Customer prepayments                       1,840                  6,681
  Current portion of long-term debt          1,887                  2,298
                                           -------                -------
                                            15,321                 16,993
Long-Term Debt                               2,960                  4,670
                                            18,281                 21,663
                                           -------                -------
       SHAREHOLDERS' EQUITY
Share capital                               18,465                 14,614
Retained earnings                           57,953                 22,712
Cumulative translation adjustment             (960)                  (383)
                                           -------                -------
                                            75,458                 36,943
                                           -------                -------
                                           $93,739                $58,606
                                           =======                =======

                   BIOVAIL CORPORATION INTERNATIONAL
                   CONSOLIDATED STATEMENTS OF INCOME
    (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)


                                           THREE MONTHS ENDED                 YEAR ENDED
                                               DECEMBER 31                   DECEMBER 31
                                            1997          1996          1997           1996
                                        -----------   -----------    ----------     ----------
REVENUE
Research and development                 $   12,513    $    1,187    $   19,559      $    4,374
Manufacturing                                11,429        11,157        50,333          54,313
Royalty and  licensing                        2,363         1,572        12,487           7,743
                                         ----------    ----------    ----------      ----------
                                             26,305        13,916        82,379          66,430
                                         ----------    ----------    ----------      ----------
EXPENSES
Research and development                      2,934         2,403        14,386          10,901
Cost of manufactured goods sold               5,343         3,806        16,471          21,757
Selling, general and  administrative          3,914         1,285        13,989          10,166
                                         ----------     ---------    ----------       ---------
                                             12,191         7,494        44,846          42,824
                                         ----------     ---------    ----------       ---------
OPERATING INCOME                             14,114         6,422        37,533          23,606
INTEREST INCOME (EXPENSE), net                (143)            (5)         (351)            392
INCOME BEFORE INCOME TAXES                   13,971         6,417        37,182          23,998
PROVISION FOR INCOME TAXES                      767          (117)        1,941             714
                                         ----------     ---------    ----------       ---------
NET INCOME                               $   13,204     $   6,534    $   35,241       $  23,284
                                         ==========     =========    ==========       =========
EARNINGS PER SHARE                            $0.52         $0.26    $     1.38       $    0.92
                                         ==========     =========    ==========       =========
WEIGHTED AVERAGE NUMBER
OF COMMON SHARES
OUTSTANDING                              25,606,000    25,378,000    25,606,000      25,378,000
                                         ==========    ==========    ==========      ==========